UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026.

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the shelf registration statement on Form F-3 (Registration Number 333-276870) of Brera Holdings PLC, operating under the name Solmate Infrastructure (the “Company”) (NASDAQ: SLMT), a Solana-based crypto infrastructure company, filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on February 5, 2024 and declared effective by the SEC on February 13, 2024 (the “Shelf Registration Statement”), and into each prospectus or prospectus supplement outstanding under the Shelf Registration Statement, and the registration statement on Form F-3ASR (Registration Number 333-291657) of the Company, filed by the Company with the SEC on November 19, 2025 (the “Resale Registration Statement”), and into each prospectus or prospectus supplement outstanding under the Resale Registration Statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Resignation of Directors

On April 2, 2026, Dr. Arthur Laffer gave written notice of his resignation from the Company’s board of directors (the “Board”), effective immediately. Dr. Laffer’s resignation was not a result of any disagreement relating to the Company’s operations, policies or practices.

On April 5, 2026, Viktor Fischer gave written notice of his resignation from the Board, effective immediately. Mr. Fischer’s resignation was not a result of any disagreement relating to the Company’s operations, policies or practices.

Results of Extraordinary General Meeting

On April 7, 2026, the Company held an extraordinary general meeting of its shareholders (the “EGM”). As of March 3, 2026, the record date for the EGM, there were (i) no Class A Ordinary Shares, $0.05 nominal value per share (the “Class A Ordinary Shares”), outstanding, and (ii) 81,995,395 Class B Ordinary Shares, $0.05 nominal value per share (the “Class B Ordinary Shares”), outstanding representing 81,995,395 votes entitled to vote on the proposals presented at the EGM, of which 55,625,612 votes, or approximately 67.84%, were present in person or represented by proxy, which constituted a quorum. The proposals are described in greater detail in the Company’s Report on Form 6-K, as filed with the SEC on March 10, 2026, the relevant portions of which are incorporated by reference herein. Set forth below are the final voting results for each of the proposals submitted to a vote of the Company’s shareholders at the EGM.

1.	To approve, subject to the approval of the Registrar of Companies of Ireland, the change of name of the Company from Brera Holdings Public Limited Company to Solmate Infrastructure Public Limited Company. The proposal was approved as set forth below:

For	Against	Abstain
47,101,163	7,406,338	1,111,111

2.	To approve the amendment of the memorandum of association of the Company in substitution for and to the exclusion of the existing memorandum of association of the Company. The proposal was approved as set forth below:

For	Against	Abstain
46,472,563	8,041,938	1,111,111

3.	To approve the adoption of a new articles of association of the Company in substitution for and to the exclusion of the existing articles of association of the Company. The proposal was not approved as set forth below:

For	Against	Abstain
31,480,873	23,030,628	1,111,111

4.	To approve, subject to and conditional upon a determination of the board of directors, in its sole discretion, a 10-for-1 reverse share split (a “Reverse Share Split”) of the Company’s ordinary shares to be effected, whereby every 10 Class A Ordinary Shares of nominal value $0.05 each in the authorised and unissued and authorised and issued share capital of the Company be consolidated into 1 Class A Ordinary Share of nominal value $0.50 each and every 10 Class B Ordinary Shares of nominal value $0.05 each in the authorised and unissued and authorised and issued share capital of the Company be consolidated into 1 Class B Ordinary Share of nominal value $0.50 each, with the board of directors able to elect to abandon such proposed amendments and not effect the Reverse Share Split authorised by shareholders, in its sole discretion. The proposal was approved as set forth below:

For	Against	Abstain
39,707,058	14,807,443	1,111,111

5.	Subject to the Reverse Share Split becoming effective, to approve the further amendment of the memorandum of association of the Company in substitution for and to the exclusion of the existing memorandum of association of the Company. The proposal was not approved as set forth below:

For	Against	Abstain
39,695,058	14,819,443	1,111,111

6.	Subject to the Reverse Share Split becoming effective, to approve the adoption of a new articles of association of the Company in substitution for and to the exclusion of the existing articles of association of the Company. The proposal was not approved as set forth below:

For	Against	Abstain
39,694,966	14,819,443	1,111,203

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2026	BRERA HOLDINGS PLC

	By:	/s/ Marco Santori
Marco Santori
Chief Executive Officer

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